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UNI
SECURITIES ANI
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FEB 29 2008

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-~~41415~~ 21076

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DOMINICK & DOMINICK LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52ND STREET, 3RD FLOOR
(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES POIT **(212) 558-8928**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY LLP
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

AB
3/21

DOMINICK & DOMINICK LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

DOMINICK & DOMINICK LLC
(A Limited Liability Company)
DECEMBER 31, 2007

INDEX

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Dominick & Dominick LLC

We have audited the accompanying statement of financial condition of Dominick & Dominick LLC as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dominick & Dominick LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

DOMINICK & DOMINICK LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
Cash and cash equivalents	$	351,156
Due from clearing organization		360,638
Securities owned:		
Marketable securities, at market value		3,971,371
Securities not readily marketable, at estimated fair value		291,347
Notes receivable		458,333
Furniture and equipment, net		712,378
Other assets		419,072
TOTAL ASSETS	$	6,564,295
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Compensation payable	$	1,926,154
Accounts payable, accrued expenses, and other liabilities		444,816
Due to affiliate		62,400
Total liabilities		2,433,370
Subordinated borrowings		2,000,000
Commitments and contingencies (Note 8)		
Members' equity		2,130,925
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	6,564,295

See accompanying notes to statement of financial condition.

DOMINICK & DOMINICK LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

NOTE 1. ORGANIZATION

Dominick & Dominick LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered with the SEC as a registered investment advisor. The Company provides brokerage services to the public, related companies and individuals, as well as corporate finance and investment advisory services.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Owned
Marketable securities are valued at market value. Securities owned that are not readily marketable are valued at fair value as determined by management.

Revenue Recognition
The Company records proprietary securities transactions and commission revenues and related expenses on a trade-date basis.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. BROKERAGE ACTIVITIES AND CREDIT RISK

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

The Company maintains cash in a bank account that, at times, may exceed federally insured limits.

NOTE 4. SECURITIES POSITIONS

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

Obligation of the United States government	$ 3,579,435
Municipal bonds	130,000
Foreign currencies	119,821
Corporate equity securities	142,115
	$ 3,971,371

From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

NOTE 5. NOTES RECEIVABLE

Notes receivable bear interest at rates ranging from 4% to 5% per annum, and mature at various dates from February 2008 through December 2009. Notes receivable are due from employees and are unsecured.

NOTE 6. FURNITURE AND EQUIPMENT

At December 31, 2007, furniture and equipment consisted of the following:

Furniture and fixtures	$ 1,706,036
Computer equipment and programs	2,700,819
Leasehold improvements	1,467,562
	5,874,417
Less: accumulated depreciation and amortization	(5,162,039)
Furniture and equipment, net	$ 712,378

NOTE 7. INCOME TAXES

As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying consolidated financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. The Company is subject to the New York City unincorporated business tax.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company may be a party to various litigation and regulatory matters. Management believes that an adequate allowance has been recorded, and that the final outcome of outstanding matters will not be material to its financial position or operating results.

Lease Commitments

The Company leases office space under operating leases that expire through 2014. During 2007, rental expense amounted to $1,349,000. The approximate future minimum annual payments required as of December 31, 2007, over the terms of the current leases are as follows:

Year ending December 31:	Obligations	Sublease Income
2008	$ 1,723,000	$ 219,000
2009	1,775,000	130,000
2010	1,061,000	
2011	1,088,000	-
2012	1,088,000	-
Thereafter	1,784,000	-
	$ 8,519,000	$ 349,000

NOTE 9. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2007, the Company had net capital of approximately $2,203,000, which was in excess of the Company's required net capital of $162,033. The Company's ratio of aggregate indebtedness to net capital was 1.10 to 1 as of December 31, 2007.

NOTE 10. SUBORDINATED BORROWINGS

The subordinated borrowing is due to an entity related to the Company by common ownership. The note is subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitutes part of the Company's net capital under the Uniform Net Capital Rule, as defined. Subordinated notes may be repaid only if, after giving effect to such repayment, the Company meets the net capital regulations of the SEC.

During 2007 the Company's affiliate extended the maturity date of the borrowing to December 31, 2010. The terms of the borrowing provide that interest shall be charged at 4.5% per annum. During 2007, the Company incurred approximately $90,000 to service the above debt.

NOTE 11. MEMBERS' EQUITY

At December 31, 2007, the Company's equity interests are comprised of the following:

	Authorized	Issued and Outstanding
Common units	17,000,000	200,000
Series A Preferred units	100,000	600,000
Other Preferred unit interests:	2,000,000	
Series B Preferred units		550,000

The common units are voting units with no stated value.

Holders of the Preferred Units have no voting rights, and are entitled to a cumulative preferred return equal to a set percentage of the Redemption Value (as defined) for each respective series. However, the cumulative preferred returns will not accumulate or accrue for any period prior to January 1, 2009. Redemption of preferred units can only be made at the direction of the Board of Managers.

The Company's operating agreement provides for preferred return percentages amounting to 4% and 4.52% for the Series A Preferred Units and Series B Preferred Units, respectively.

During February 2007, the Company received $2,500,000 for the issuance of an additional 250,000 Series B Preferred Units.

END